UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	27 June 2016

Release Number	15/16

BHP BILLITON DETAILS VALUE-FOCUSED APPROACH TO EXPLORATION

BHP Billiton today outlined its value-focused approach to exploration which will see the Company target opportunities across copper and oil to enhance its long-life, tier 1 portfolio.

Speaking at Citigroup’s Mining Exploration Day in Sydney, BHP Billiton Head of Geoscience, Laura Tyler, said the Company is focusing its exploration approach through targeted analysis and the establishment of a Geoscience Centre of Excellence.

Ms Tyler said exploration is seen as a key source of value creation for BHP Billiton.

“We are investing at a time when most in our sector continue to reduce discretionary spend,” she said.

“Next financial year, we intend to invest approximately US$900 million dollars in exploration, which represents 18 per cent of our overall capital budget.

“We are also challenging existing paradigms with a scientific based and disciplined approach to exploration. We have reduced exploration operating costs by 70 per cent since 2013, and this year we have increased the targets tested by 44 per cent.”

BHP Billiton’s Petroleum exploration program is focused on three conventional deepwater basins in:

•	the Gulf of Mexico,

•	the Caribbean (in Trinidad & Tobago and Barbados), and

•	the Northern Beagle sub-basin off the coast of Western Australia.

“Over the last four years we have developed a new approach to Petroleum exploration that is much more focused,” Ms Tyler said.

“We have commenced drilling in Trinidad and Tobago and have secured an additional rig which will soon commence drilling in a prospective block north of our Shenzi operations in the Gulf of Mexico.”

BHP Billiton’s Copper exploration program is targeting tier 1 greenfield mineral deposits, with a particular focus on:

•	copper porphyry and skarn deposits in Chile, Peru and the south west of the United States,

•	sedimentary hosted copper deposits in the north of Canada, and

•	Iron Oxide Copper Gold deposits in South Australia’s Stuart Shelf, adjacent to Olympic Dam.

“We execute our Copper exploration both directly and through investment in joint venture opportunities and we continue to seek partnerships with junior explorers,” Ms Tyler said.

The Company’s regionally based exploration teams are supported by a globally integrated geoscience team to facilitate a faster adoption of best practice and new technology.

“Internal collaboration is very important and we are leveraging our Petroleum business geoscience to identify prospective sediment hosted copper deposit basins,” Ms Tyler said.

“Similarly, we are adopting technology from Petroleum and applying directional drilling techniques to copper exploration.”

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Eleanor Colonico	Tara Dines
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Eleanor.Colonico@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile +61 427 777 908
Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
United Kingdom and South Africa	Email: Rob.Clifford@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022
Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Jennifer White	Email: James.Wear@bhpbilliton.com
Tel : +44 207 802 7462 Mobile +44 7827 253 764
Email: Jennifer.White@bhpbilliton.com	Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
North America	Email: Joseph.Suarez@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
Email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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bhpbilliton
Value creation through exploration
27 June 2016
Laura Tyler, Head of Geoscience
Deepwater seismic shooting
Photo courtesy of PGS

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Laura Tyler, Head of Geoscience	Bhpbilliton
27 June 2016	2

Key themes
• A focused exploration approach
– regional exploration teams supported by globally integrated geoscience expertise
– exploration investment through the cycle
– more targeted analysis has generated high-quality portfolio
• Targeting deep water oil in the Gulf of Mexico, Caribbean and Western Australia
– analysis of high-quality data underpins our prospects
– testing three basins over the next three years
– counter-cyclically securing additional acreage and rigs
• Pursuing greenfield copper discoveries with a focus on the Americas and Australia
– improvements in geoscience and technology are increasing drilling efficiency
– progressing potential opportunities in preferred deposit types
– seeking partnerships with junior explorers to de-risk projects and secure future options

Laura Tyler, Head of Geoscience	Bhpbilliton
27 June 2016	3

A value-focused exploration approach

- Exploration is a key source of value creation
  - investment through the cycle with US$700-900 million of annual spend anticipated from FY16 to FY18
  - exploration increases as a proportion of total capital expenditure as we accelerate evaluation
- We have the right people and processes
  - regional based exploration teams supported by globally integrated geoscience expertise
  - right data and fit-for-purpose systems
- A focused portfolio of opportunities in copper and conventional oil
  - further brownfield potential in our large, long-life, low-cost assets
  - seeking large greenfield discoveries in copper and oil to complement our strong portfolio of tier 1 assets
  - access to preferred ore bodies and fields supported by key stakeholder relationships and financial strength

A key component of value creation through the cycle



(capex, US$ million)
(share of total capex, %)
2,500
2,000
1,500
1,000
500
0
25
20
15
10
5
0
FY12
FY13
FY14
FY15
FY16e
FY17e
Petroleum exploration (LHS)
Minerals exploration (LHS)
Share of total capex (RHS)

Laura Tyler, Head of Geoscience
27 June 2016
4
bhpbilliton

Targeting tier 1 opportunities in Petroleum
• Our Petroleum exploration program has delivered success
– Bass Strait (1960s): Australia’s first world-class hydrocarbon province
– Angostura (1990s): discovered gas field in Trinidad and Tobago
– Gulf of Mexico (2000s): discovery and development of Shenzi deepwater oil and gas field
– Permian (2010s): defined core area and identified optimal production horizons
• We continue to seek potential tier 1 opportunities…
– 5 Bboe petroleum system
– 1 Bboe potential (net to BHP Billiton)
– multiple 250 Mmboe pools
– >100,000 kboe/d (net to BHP Billiton)
• …with characteristics to maximise returns
– supportive fiscal terms
– ‘early mover’ advantage
– security of tenure
A long history of Conventional exploration success
(production, kboe/d)
450
300
150
0
Bass Strait
Other
UK
GoM
Western Australia
FY69
FY79
FY89
FY99
FY09
Optimised Onshore US acreage through exploration
(Permian acreage)
N
New Mexico
Texas
Miles
0 25 50 75 100
2012
N
New Mexico
Texas
Miles
0 25 50 75 100
2016
Laura Tyler, Head of Geoscience
bhpbilliton
27 June 2016

A focused oil exploration program
• Based on our global endowment study we have built a position across six plays in the deep water
– Paleogene and Cretaceous in the Gulf of Mexico
– Pliocene, Miocene and Paleogene in the Caribbean
– Jurassic in the Beagle sub-basin
• Evaluation of tier 1 oil potential supported through…
– high-quality, comprehensive 3D seismic data
– best-in-class technical computing infrastructure
– maturing opportunities in the fastest timeframe
• We aim to test these plays through a drilling program over the next three years
– drilling underway in Trinidad and Tobago
– program accelerated by securing additional rig currently en route to Gulf of Mexico to drill in parallel
Significant exploration potential in the next three years
(value1, BHP Billiton share)
FY16 – Phase I
FY17 – Phase II
FY17 – Phase I
FY18 – Phase II
FY18 –Phase I
Gulf of Mexico
Trinidad and Tobago
Western Australia
Risked
Unrisked
1. Under our long-term price forecasts; BHP Billiton share.

Laura Tyler, Head of Geoscience	bhpbilliton
27 June 2016	6

Gulf of Mexico remains highly prospective
• We have a track record of successful exploration and operations in the Gulf of Mexico
• We continue to build our acreage position in the current low oil price environment
- 91 blocks secured in past nine months with no well obligations
• Shenzi North exploration wells encountered hydrocarbons
- assessing nearfield potential in our Southern Green Canyon production heartland
- accelerated plan to further appraise the basin by drilling the Caicos well early in FY17
• Possible opportunities beyond Shenzi North
- Paleogene and Cretaceous plays in the western Gulf of Mexico
- continue to evaluate deepwater for potential access in Mexico
Significant acreage offers tier 1 oil potential
BHP Billiton leases
Mexico Ronda 1
USA
Southern Green Canyon
Mexico
0 200 km
Laura Tyler, Head of Geoscience
27 June 2016
bhpbilliton 7

First mover advantage in the Caribbean

- We have built a dominant 'first mover' deepwater acreage position in Trinidad and Tobago, and Barbados
  - ~17,500 sq km across two plays
  - eleven blocks (nine in Trinidad and Tobago, and two in Barbados)
  - 60% to 100% BHP Billiton equity
- Safely completed largest seismic survey ever undertaken by an Independent Oil Company in FY14-15
- Ongoing evaluation of the high quality 3D seismic continues to support tier 1 potential
- Staged program to test three independent plays
  - stage 1: completed data acquisition and interpretation
  - stage 2: commenced first of 3 wells, LeClerc, spud in May 2016
  - stage 3: further 5 well drilling campaign

Leading 'first-mover' acreage position


BHP Billiton acreage
Oil/gas fields
Proprietary 3D seismic[1]
Barbados
Tobago
Trinidad
17,687 sq km
3,528 sq km
Guyana
Venezuela
0
200 km


Large footprints*
Shenzi
LeClerc
*sizes to scale

Trinidad and Tobago LeClerc prospect


3 km
10 km
15 km
3D seismic volume


Surface core

Laura Tyler, Head of Geoscience
27 June 2016
8
bhpbilliton

Prospective position in Western Australia

- We have accessed a dominant position over largely untested Northern Beagle sub-basin
  - farmed into two blocks totalling ~25,000 sq km
  - 55-60% working interest and operatorship
- >30,000 sq km of 3D seismic data accessed
- Sub-regional evaluation in progress
  - targeting Jurassic-aged play
  - drilling decision expected in FY17

A dominant position in the Northern Beagle sub-basin



BHP Billiton leases
Oil/gas fields
Beagle Sub-basin
Scarborough and Thebe
NWS
Dampier Sub-basin
Tallaganda and Bunyip
Karratha
Barrow Sub-basin
Exmouth Sub-basin
Pyrenees-Macedon
0
200 km

Laura Tyler, Head of Geoscience
27 June 2016
9
bhpbilliton

A history of successful copper exploration
1966 Island Copper
1995 Resolution
1981 Escondida
1985 Cerro Colorado
1986 Chimborazo
1991 Escondida Norte
1996 Spence
2002 Pinta Verde
2006 Pampa Escondida
2008 Escondida Este
2010 Escondida Sur
1996 Antamina
1975 Olympic Dam
1985 Wirrda Well
21 additional deposits were discovered and divested based on competitiveness within the BHP Billiton portfolio.
Laura Tyler, Head of Geoscience
27 June 2016

bhpbilliton

Copper exploration remains a strategic priority
• Safe, focused and disciplined programs
- brownfield exploration has maximised our existing ore bodies
- current focus on greenfield copper exploration with annual budget of >US$60 million from FY16 to FY18
• >1.6 million hectares with >100 active projects in different stages
- 102,000 and 41,000 additional hectares acquired in Peru and the South West US in FY16, respectively1
- seeking partnerships with junior explorers to de-risk projects and secure future options
• Greenfield discoveries can deliver copper for US$0.02 to US$0.04 per pound
- 44% increase in targets tested in FY16
- reduced operating costs by 70% per metre drilled since 2013
Increased drilling activity at prospective projects
(number of targets tested)
20
15
10
5
0
FY15
Chile
FY16e
United States
Peru
FY17e
Canada
A greater focus on in ground expenditure
(%)
FY16e
35
65
Fixed costs (overheads)
FY17e
31
69
Variable costs (in ground)
1. Subject to regulatory approvals.
2. Based on industry exploration costs and BHP Billiton analysis; considers discoveries with an identified resource ≥1 Mt of contained copper.
Laura Tyler, Head of Geoscience
27 June 2016

bhpbilliton

Targeting large, high-grade, long-life, option-rich deposits
Sediment hosted deposits with >2% grade in northern Canada
Porphyry and Skarn deposits with >1% grade in the Americas (Peru, Chile, South West US)
IOCG1 deposits with >2.5% copper equivalent grades in the Stuart Shelf of Australia
1. Iron ore, copper and gold poly-metallic ore body.
Laura Tyler, Head of Geoscience
27 June 2016

bhpbilliton

The next generation of copper exploration
• We have a wide range of improvement initiatives
- partnerships with Bristol and Wollongong Universities on determination of mineralisation
- potential to leverage our Petroleum geoscience to identify prospective sediment-hosted-copper deposit basins
- Centre of Excellence and increased team focus
• The use of technology will improve expenditure efficiency
- drone mounted sensors allow greater coverage and improve safety
- down-hole assay tool allows rapid, on-the-ground analysis and sampling
- potential to apply Petroleum directional drilling techniques to Copper exploration
Improved mineral characterisation through partnerships and technology
(determination of zircon mineralisation, Wollongong University)
Cathodoluminescence
Petrography
100um
Layer*
100um
EDS-SEM Elemental
Mapping
Quartz
Al-Fe-Mg-Silicate
Rutile
[A]
CdS
Chalcopyrite
Chalcopyrite
fracture fill
Laura Tyler, Head of Geoscience
27 June 2016

bhpbilliton

Key themes
• A focused exploration approach
– regional exploration teams supported by globally integrated geoscience expertise
– exploration investment through the cycle
– more targeted analysis has generated high-quality portfolio
• Targeting deep water oil in the Gulf of Mexico, Caribbean and Western Australia
– analysis of high-quality data underpins our prospects
– testing three basins over the next three years
– counter-cyclically securing additional acreage and rigs
• Pursuing greenfield copper discoveries with a focus on the Americas and Australia
– improvements in geoscience and technology are increasing drilling efficiency
– progressing potential opportunities in preferred deposit types
– seeking partnerships with junior explorers to de-risk projects and secure future options
Laura Tyler, Head of Geoscience
27 June 2016

bhpbilliton

bhpbilliton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: June 27, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary